Exhibit 21

HUBBELL INCORPORATED AND SUBSIDIARIES

LISTING OF SIGNIFICANT SUBSIDIARIES

	State or Other	Percentage
	Jurisdiction of	Owned By
	Incorporation	Registrant

Anderson Electrical Products, Inc.	Delaware	100%
Haefely Test AG	Switzerland	100%
Hubbell Limited	England	100%
Hubbell Canada Inc.	Canada	100%
The Ohio Brass Company	Delaware	100%
Hubbell Incorporated (Delaware)	Delaware	100%
Hubbell Industrial Controls, Inc.	Delaware	100%
Gleason Reel Corp.	Delaware	100%
Harvey Hubbell Caribe, Inc.	Delaware	100%
Hubbell Lighting, Inc.	Connecticut	100%
Pulse Communications, Inc.	Virginia	100%
Hipotronics, Inc.	Delaware	100%
A. B. Chance Company	Delaware	100%
Fargo Mfg. Company, Inc.	New York	100%
GAI-Tronics Corporation	Delaware	100%
Hubbell Power Systems, Inc.	Delaware	100%
Temco Electric Products Company, Inc.	Canada	100%
MyTech Corporation	Texas	100%
Hawke Cable Glands Limited	England	100%

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